Filed Pursuant to Rule 424(b)(3)

Prospectus Supplement

Registration No. 333-275154

Figure Certificate Company

Supplement Dated March 31, 2026

to the Prospectus Dated July 15, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Figure Certificate Company (the “Company”), dated July 15, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to “we”, “us”, or “our” refer to Figure Certificate Company unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose that our investment adviser, Figure Investment Advisors, LLC (the “Advisor”) and the Company have agreed to reduce the advisory fee from 0.15% per annum of the net invested assets under management of the Company to 0.10% per annum of the net invested assets under management of the Company, effective as of 12:00 a.m. ET on April 1, 2026. Under the Investment Advisory Agreement (the “Advisory Agreement”), the Advisor acts as our investment adviser and is responsible for making specific investment recommendations and executing purchase and sale orders according to our policy of seeking the best price and execution. Under the current Advisory Agreement, we pay the Advisor a fee equal to 0.15% per annum of our assets under management. Pursuant to an amendment to the Advisory Agreement, which has been approved by our Board of Directors, including all of the directors who are not “interested persons” of the Company, as defined in the Investment Company Act of 1940, as amended, we will pay the Advisor a fee equal to 0.10% per annum of our assets under management, effective as of 12:00 a.m. ET on April 1, 2026.